================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)
                             -----------------------

                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                                 (CUSIP Number)

                          MARJORIE L. REIFENBERG, ESQ.
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                             -----------------------

                                  May 22, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (real estate investment trust)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II SPV REIT Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH
         REPORTING
           PERSON
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         66.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

         This Amendment No. 8, dated May 22, 2002, is filed by Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust"), Prometheus Southeast Retail LLC, a Delaware limited liability Company ("Prometheus"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard," and together with Trust, Prometheus, SPV, CADIM, Alternative, LFSRI II and LFREI, the "Reporting Persons").

         Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998, as amended, filed by Prometheus and LFSRI II (as amended, the "Existing Schedule 13D"). This Amendment hereby amends and supplements the Existing Schedule 13D as follows:


ITEM 1.  SECURITY AND ISSUER.

         No change.


ITEM 2.  IDENTITY AND BACKGROUND.

         No change.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         On May 22, 2002, at the request of the Special Committee (the "Special Committee") of the Board of Directors of the Company, the Trust, on behalf of iteself and Kimco Realty Corporation, a Maryland corporation ("Kimco"), delivered a modified proposal (as modified, the "Revised Proposal") to the Special Committee (a copy of which is attached as an exhibit hereto and incorporated herein by reference) pursuant to which the Trust and Kimco increased the merger consideration proposed to be paid to the Company's stockholders. Except for the increase in the merger consideration, the terms and conditions of the proposal set forth in the letter, dated May 17, 2002, from the Trust and Kimco to the Special Committee (the "May 17 Proposal"), remained unchanged.

         Pursuant to the Revised Proposal (and subject to the other terms and conditions contained in the May 17 Proposal), in the proposed merger transaction (the "Transaction"), the holders of the Company's common stock would receive $1.95 per share ("Cash Price") in cash in exchange for their shares of common stock in the Company, and the holders of the Company's Series A Convertible Preferred Stock would be given the opportunity to elect to receive in the Transaction either (x) a new preferred security representing a continuing interest in the Company or (y) 105% of the Cash Price multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Convertible Preferred Stock.

         Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         No change.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   1. Letter dated May 22, 2002 from Prometheus Southeast Retail Trust to Special Committee of the Board of Directors of Konover Property Trust, Inc.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 22, 2002


                                   PROMETHEUS SOUTHEAST RETAIL TRUST


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Vice President and Chief
                                                Financial Officer


                                   PROMETHEUS SOUTHEAST RETAIL L.L.C.


                                   By:  LFSRI II SPV REIT Corp.
                                        as managing member


                                        By: /s/ John A. Moore
                                            -----------------------------------
                                            Name:   John A. Moore
                                            Title:  Vice President and Chief
                                                    Financial Officer


                                   LFSRI II SPV REIT CORP.


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Vice President and Chief
                                                Financial Officer


                                   LF STRATEGIC REALTY INVESTORS II L.P.


                                   By:Lazard Freres Real Estate Investors L.L.C.
                                      as general partner


                                        By: /s/ John A. Moore
                                            -----------------------------------
                                            Name:   John A. Moore
                                            Title:  Managing Principal and
                                                    Chief Financial Officer

                                   LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                                   By:Lazard Freres Real Estate Investors L.L.C.
                                      as general partner


                                        By: /s/ John A. Moore
                                            -----------------------------------
                                            Name:   John A. Moore
                                            Title:  Managing Principal and
                                                    Chief Financial Officer


                                   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.


                                   By:Lazard Freres Real Estate Investors L.L.C.
                                      as general partner


                                        By: /s/ John A. Moore
                                            -----------------------------------
                                            Name:   John A. Moore
                                            Title:  Managing Principal and
                                                    Chief Financial Officer


                                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                   By:  /s/ John A. Moore
                                        ---------------------------------------
                                        Name:   John A. Moore
                                        Title:  Managing Principal and
                                                Chief Financial Officer


                                   LAZARD FRERES & CO. LLC


                                   By:  /s/ Matthew J. Lustig
                                        ---------------------------------------
                                        Name:   Matthew J. Lustig
                                        Title:  Managing Director